Exhibit 99.2

Dear Shareholders,

There is blood in the crypto streets. Acquisition targets today are available at historically low prices and with minimal dilution. Coins are cheap. Smart teams are looking for acqui-hires. It’s a different world than the autumn of 2025, when we started negotiating the term sheet to merge with RockawayX. In these market conditions and given the opportunities available to the company, Solmate has decided not to pursue the deal.

I’ll detail some of the reasons why we came to this decision:

The M&A Market has Improved

Valuations have compressed across the crypto industry and created attractive conditions for selective acquisitions, asset purchases, and strategic investments. The most dramatic change in condition, of course, being lower acquisition prices. This favors a flexible, opportunistic approach to M&A rather than a single transformative merger. We can make multiple, targeted acquisitions in this market.

The Market for Talent is Better, Too

As asset prices decline, talented engineers, traders and executives all become more available. This means acqui-hires are easier, but it also means that we can hire and build organically. Acquisitions are just one way to achieve our growth goals, after all. Forgoing the RockawayX deal in this market means more resources available to attract talent when these resources will be the most impactful.

Our Strong Balance Sheet Gives us Financial Flexibility

Solmate maintains a solid financial position. We have the dollars for a long runway, even in this market. We have no immediate need to sell SOL. We have almost no debt. This means we have market power. We have plenty of room on our balance sheet to borrow cash and buy SOL at cheap prices. We have cash and unencumbered stock to buy companies. Because we have been financially prudent, we can be strategically nimble.

We are Committed to Minimizing Shareholder Dilution

Solmate investor feedback for the RockawayX deal (and on RockawayX itself) was positive, but investors did express concern with dilution. Preserving and enhancing shareholder value remains a core priority for us. The Company is committed to pursuing growth strategies that avoid unnecessary dilution and maintain capital efficiency. The opportunity to do so exists in this new market.

RockawayX and Solmate aren’t parting ways. RockawayX continues to be one of our largest investors. Our teams coordinate weekly, if not daily. Viktor remains on our board of directors. We will continue to operate the UAE’s only performant bare metal validator and grow it together. The best way for us to move forward is as strategic partners.

We appreciate your continued trust and support, and we remain focused on building long-term value while navigating the current market environment with discipline, flexibility, and prudence.

Marco Santori

CEO, Solmate

Forward-Looking Statements

This letter includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements generally can be identified by the use of words such as “anticipate,” “expect,” “plan,” “could,” “may,” “will,” “believe,” “estimate,” “forecast,” “goal,” “project,” and other words of similar meaning. These forward-looking statements address various matters including statements relating to plans and strategies to build infrastructure in the Middle East, the Company’s plans for value creation and strategic advantages, strategies for and execution on M&A, execution on market size and growth opportunities and the expected financial impacts of the proposed actions described herein. Each forward-looking statement contained in this press release is subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statement. Applicable risks and uncertainties include, among others, the proposed actions described herein may not be completed in a timely manner or at all; failure to realize the anticipated benefits of the actions and the digital asset treasury strategy; changes in business, market, financial, political and regulatory conditions; risks relating to Brera Holdings’ operations and business, including the highly volatile nature of the price of Solana and other cryptocurrencies; the risk that the price of Brera Holdings’ securities may be highly correlated to the price of the digital assets that it holds; risks related to increased competition in the industries and markets in which Brera Holdings does and will operate (including the applicable digital assets market); risks relating to significant legal, commercial, regulatory and technical uncertainty regarding digital assets generally; risks relating to the treatment of crypto assets for U.S. and foreign tax purposes, as well as those risks and uncertainties identified in Brera Holdings’ filings with the Securities and Exchange Commission. The forward-looking statements herein speak only as of the date of this document, and Brera Holdings undertakes no obligation to update or revise any of these statements.